Exhibit 99.3

Notice of 2025 annual and special meeting of common shareholders and notice of availability of meeting materials Notice of meeting When Thursday, April 10, 2025 at 9:30 a.m. (Eastern Time) Where Via live webcast online at: https://meetings.lumiconnect.com/400-347-978-606 Password: rbc2025 (case sensitive) In person: Toronto Congress Centre North Building 1020 Martin Grove Road Toronto, Ontario Please visit our website at rbc.com/annualmeetings in advance of the meeting for the most current information about attending the meeting. You should allow at least 15 minutes to check into the online meeting and complete the related registration. See pages 11 to 13 of the 2025 management proxy circular (circular) for detailed information on how to attend the meeting. Business of the annual and special meeting of common shareholders At the meeting, common shareholders will: Receive our financial statements for the years ended October 31, 2024 and 2023 and the related auditor’s reports in our 2024 annual report (see page 7 of the circular) Elect directors (see page 7 and pages 14 to 22 of the circular) Appoint our auditor (see page 7 and pages 51 to 52 of the circular) Have a say on our approach to executive compensation (see page 7 and the Executive compensation section, pages 57 to 104 of the circular) Consider an ordinary resolution to approve certain amendments to the bank’s stock option plan, as further described in the circular (see pages 7 and 8 of the circular) Consider a special resolution to approve an amendment to subsection 1.1 of by-law two – maximum board compensation (see page 9 of the circular) Consider the shareholder proposals set out in Schedule A of the circular that are properly introduced at the meeting, and Transact any other business that may properly come before the meeting Notice-and-access As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions, we are using notice-and- access to deliver our circular to our registered and non- registered (beneficial) shareholders. We are also using notice-and-access to deliver our annual report to our non-registered (beneficial) shareholders. This means that instead of receiving a paper copy of the circular and the annual report (the meeting materials), you are receiving this notice, which explains how to access these materials online. You will also find on the back of this notice information on how to request paper copies of the meeting materials if you prefer. You will find enclosed a form of proxy or a voting instruction form so you can vote your shares. Âƒ On the Computershare Trust Company of Canada (Computershare) website: www.envisionreports.com/RBC2025 Âƒ On our website: rbc.com/annualmeetings Âƒ On SEDAR+: www.sedarplus.com Âƒ On EDGAR: www.sec.gov Notice-and-access is environmentally friendly as it reduces paper and energy consumption

How to vote There are two ways you can vote: by proxy or at the meeting either online or in person. Unless you intend to vote at the meeting, we encourage you to vote as early as possible using the enclosed form of proxy or voting instruction form so your RBC common shares are represented at the meeting. Computershare, our transfer agent, must receive your vote no later than 1:00 p.m. (Eastern Time) on Tuesday April 8, 2025. You will not receive another form of proxy or voting instruction form. Please retain your current one to vote your shares. If you wish to attend and vote at the meeting, there are additional steps you MUST take. Please refer to pages 10 to 12 of the circular for detailed information on how to vote. We encourage you to read the circular before voting. How to request a paper copy of the meeting materials You may request a paper copy of the meeting materials at no cost up to one year from the date the circular was filed on SEDAR+ as follows: Visit www.proxyvote.com or call 1-877-907-7643 Non-registered (Canada/U.S.) or 303-562-9305 (International) and (beneficial) Call 1-866-964-0492 (Canada/U.S.) or enter the 16-digit control number located on your shareholders 514-982-8714 (International) or write to voting instruction form. service@computershare.com Call 1-866-962-0498 (Canada/U.S.) or with the following subject line: Registered 514-982-8716 (International) and enter your 15-digit “RBC – Request for meeting material”. shareholders control number located on your form of proxy. In order to receive the meeting materials prior to the voting deadline and the date of the meeting, we must receive your request no later than 5:00 p.m. (Eastern Time) on Thursday, March 27, 2025. The meeting materials will then be sent to you within three business days of receiving your request. If you submit your request after the meeting, the meeting materials will be sent to you within 10 calendar days of receiving your request. Please note that you will not receive another voting instruction form or form of proxy. Who to contact if you have questions about notice-and-access or about the meeting Please call Computershare at 1-866-586-7635 (Canada/U.S.) or 514-982-7555 (International). Sign up for eDelivery You can receive shareholder materials, including this notice as well as the form of proxy or voting instructions form, by email. eDelivery reduces paper and energy consumption and gets the documents to you faster. Non-registered (beneficial) shareholders Go to www.proxyvote.com and sign up using the control number on your voting instruction form or, after the annual and special meeting, contact your intermediary. Registered shareholders Go to www.investorvote.com and sign up using the control number on your proxy form or go to www.investorcentre.com/rbc and click on “Receive Documents Electronically”. ® / ™ Trademark(s) of Royal Bank of Canada. 125847 (02/2025)